FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of July, 2005

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

          15-5, Minami-Aoyama 1-Chome, Minato-ku, Tokyo 107-8544, Japan
          -------------------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


--------------------------------------------------------------------------------


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              Ricoh Company, Ltd.
                                              ------------------------------
                                              (Registrant)

                                              By:  /S/  Zenji Miura
                                              ------------------------------
                                              Zenji Miura
                                              Director,
                                              Corporate Executive Vice President
                                              and Chief Financial Officer

July 28, 2005


--------------------------------------------------------------------------------

[COMPANY LOGO APPEARS HERE]                                        July 28, 2005

                                QUARTERLY REPORT

                        First Quarter ended June 30, 2005
          (Results for the Period from April 1, 2005 to June 30, 2005)

PERFORMANCE OUTLINE (CONSOLIDATED)
                                                                                                           (Billions of yen)
----------------------------------------------------------------------------------------------      ------------------------
                                             Three months ended   Three months ended                  Year ending
                                                June 30, 2005        June 30, 2004      Change      March 31, 2006   Change
                                                  Results              Results                        Forecast
----------------------------------------------------------------------------------------------      ------------------------
  Domestic sales                                          233.9                233.3      0.3%               999.7      2.7%
  Overseas sales                                          218.9                203.2      7.8%               886.3      5.4%
Net sales                                                 452.9                436.5      3.8%             1,886.0      4.0%
Gross profit                                              194.7                189.1      2.9%               800.0      6.0%
Operating income                                           37.2                 39.3     -5.3%               160.0     18.1%
Income before income taxes                                 38.0                 41.3     -7.8%               160.0     18.2%
Net income                                                 23.7                 24.8     -4.7%                97.0     16.7%
----------------------------------------------------------------------------------------------      ------------------------

Exchange rate (Yen/US$)                                  107.60               109.65     -2.05              105.65    -1.93
Exchange rate (Yen/EURO)                                 135.55               132.17      3.38              131.39    -3.86
----------------------------------------------------------------------------------------------     -------------------------

Net income per share (yen)                                32.32                33.69     -1.37              132.16    19.52
----------------------------------------------------------------------------------------------     -------------------------

Cash flows from operating activities                       48.3                 42.2       6.0                   -        -
Cash flows from investing activities                      -36.0                -10.8     -25.1                   -        -
Cash flows from financing activities                      -52.4                -21.2     -31.1                   -        -
Cash and cash equivalents at end of period                144.6                215.4     -70.8                   -        -
----------------------------------------------------------------------------------------------      ------------------------

Capital expenditures                                       34.7                 18.6      16.0               114.0     29.2
Depreciation for tangible fixed assets                     15.6                 15.9      -0.3                69.0      2.2
R&D expenditures                                           25.5                 24.3       1.1               116.0      5.5
----------------------------------------------------------------------------------------------      ------------------------

----------------------------------------------------------------------------------------------
                                                June 30, 2005       March 31, 2005      Change
----------------------------------------------------------------------------------------------
Total assets                                            1,899.9              1,953.6     -53.6
Shareholders' equity                                      879.6                862.9      16.6
Interest-bearing debt                                     366.4                410.0     -43.6
----------------------------------------------------------------------------------------------

Equity ratio (%)                                           46.3                 44.2       2.1
----------------------------------------------------------------------------------------------

Shareholders' equity per share (yen)                   1,198.48             1,175.67     22.81
----------------------------------------------------------------------------------------------

                               RICOH COMPANY, LTD.

* The Company bases the forecast estimates for the fiscal year ending March 31, 2006 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.

                                        1
$$/BREAK/$$END

PERFORMANCE
*Overview

Consolidated net sales for the first quarter of fiscal 2006 (the three months period from April 1 to June 30, 2005) increased by 3.8% as compared to the previous corresponding period, to Yen 452.9 billion. During this quarter, the average yen exchange rates were Yen 107.60 against the U.S. dollar (up Yen 2.05) and Yen 135.55 against the Euro (down Yen 3.38). Net sales would rise 3.5% excluding impact of such foreign currency exchange fluctuation.

As for Japan, sales of product categories such as PPCs (plain paper copiers), MFPs (multifunctional printers) and laser printers, especially color model, increased. On the other hand, sales of personal computers and PC servers decreased and sales of optical equipments and semiconductor businesses decreased due to sluggish demand or its cycle. Consequently, overall domestic sales increased by 0.3% as compared to the previous corresponding period.

As for overseas, sales of product categories such as digital PPCs, color PPCs, MFPs and laser printers increased in each region. Sales in the Americas increased by 11.2% as compared to the previous corresponding period, in spite of yen's appreciation against the U.S. dollar. Sales in Europe increased by 4.1% with steady growth of sales volume. And sales in other region such as China, Asian and Oceania increased by 11.6%, owing to the growth of MFPs sales. Consequently, overall overseas sales increased by 7.8%.

Gross profit increased by 2.9% to Yen 194.7 billion owing to increased sales of high-margin, high-value-added products in the Office Solution Business segment and ongoing cost-cutting activities for logistic, manufacturing and so on.

In terms of selling, general and administrative expenses, R&D expenses were Yen
25.5 billion, up Yen 1.1 billion from the previous corresponding period and 5.6% of net sales. A part of expenses was spent for reorganization of domestic bases and restructuring or integration of group companies in Japan and overseas. Consequently, selling, general and administrative expenses increased by 5.1% to Yen 157.4 billion.
As a result, operating income decreased by 5.3% as compared to the previous corresponding period, to Yen 37.2 billion.

In terms of other (income) expenses, the interest expense decreased due to the interest-bearing debt reduction, yet Ricoh recorded a gain on sale of certain consolidated subsidiary in the previous corresponding period. As a result, income before income taxes decreased by 7.8% as compared to the previous corresponding period, to Yen 38.0 billion.

The expanded amount of tax exemption on the R&D expenses and investing in Information Technology caused effective tax rate reduced. As a result, net income decreased by 4.7% as compared to the previous corresponding period, to Yen 23.7 billion.

                                        2
$$/BREAK/$$END

*Conditions by Product Line

Office Solution Business (Sales up 5.5% to Yen 388.0 billion)
-------------------------------------------------------------

Sales in the Imaging Solution as our core business increased as compared to the previous corresponding period due primarily to the continuously increase in domestic and overseas sales of color PPCs, MFPs and laser printers. On the other hand, net sales in the Network System Solution decreased as compared to the previous corresponding period due primarily to the decrease in sales of personal computers and PC servers. As a result, net sales in the Office Solution Business increased by 5.5% as compared to the previous corresponding period, to Yen 388.0 billion.

     Imaging Solution (Sales up 7.7% to Yen 349.4 billion)
     -----------------------------------------------------
     - Although domestic sales of digital PPCs decreased due primarily to the shift in customer demands to MFPs from stand-alone products, overseas sales of digital PPCs continued to perform well.
     - Color PPCs increased by introducing a new series of products to the market in responding to the increase of customer demands.
     - In response to the demands for high speed, networking and coloration, sales of MFPs continued to increase by offering new product lineups in Japan and overseas.
          MFPs:        Imagio Neo 603 in Japan
                       Aficio 2015 overseas
          Color MFPs:  Imagio Neo C246 in Japan
                       Aficio 2228C/2235C/2245C series overseas
     - Sales of laser printers continued to increase.
     - As a result, sales in this category increased by 7.7%.

     Network System Solution (Sales down 10.8% to Yen 38.5 billion)
     --------------------------------------------------------------
     - Sales in this category decreased due primarily to the decrease in sales of personal computers and PC servers.

As a result, sales in the Office Solution Business increased by 5.5% as compared to the previous corresponding period. Net operating income in this segment decreased by 1.7% as compared to the previous corresponding period, to Yen 48.6 billion. Despite the effect of the sales increase and new product offering, and the continuous cost cutting activities with respect to the improvements on logistics and manufacturing and so on, it was offset by the costs incurred by reorganization and integration of domestic bases and overseas subsidiaries and affiliates.

Industry Business (Sales down 11.8% to Yen 26.0 billion)
--------------------------------------------------------

Sales in the Industry Business decreased by 11.8% as compared to the previous corresponding period, to Yen 26.0 billion. This was due primarily to the decrease in demand and the demand cycle of semiconductor and optical equipments businesses. As a result, net operating loss for this segment was Yen 0.5 billion.

Other Business (Sales down 1.0% to Yen 38.8 billion)
----------------------------------------------------

Sales in the Other Business decreased by 1.0% as compared to the previous corresponding period, to Yen 38.8 billion, due primarily to the decrease of optical discs business in overseas. On the other hand, financing and logistics businesses performed well in profits. As a result, net operating income for this segment increased as compared to the previous corresponding period, to Yen 0.9 billion.

Note: Effective from this financial period, our business segment is changed into three categories such as "Office Solution", "Industry" and "Other".


*Cash Flows (Three months from April 1, 2005 to June 30, 2005)

Net cash provided by operating activities increased by Yen 6.0 billion as compared to the previous corresponding period, to Yen 48.3 billion. It was due to the fact that the decrease of trade receivables and effective control of inventories level despite trade payables decreased.

Net cash used in investing activities increased by Yen 25.1 billion as compared to the previous corresponding period, to Yen 36.0 billion, due primarily to capital expenditures for R&D and production.

As a result, free cash flow generated by operating and investing activities decreased by Yen 19.0 billion as compared to the previous corresponding period, to Yen 12.3 billion.

Net cash used in financing activities amounted to Yen 52.4 billion due primarily to the repayment of interest-bearing debt such as bonds and the payment of dividend.

As a result, cash and cash equivalents at the end of this first quarter decreased by Yen 42.2 billion as compared to the end of the preceding fiscal year, to Yen 144.6 billion.

                                        3
$$/BREAK/$$END

*Forecast for the entire fiscal year

As for the forecast of business results for the fiscal year ending March 31, 2006, we have revised downward our forecast of sales, gross profit, operating income, and income before income taxes from announced in April 2005. This revision reflects the first quarter result, intense market competition, and expected changes of business environment. We, however, intend to maintain our forecast for net income in the current fiscal year. We maintain our exchange rates assumption of Yen 105.00 against the U.S. dollar and of Yen 130.00 against the Euro in and after the second quarter as announced in April 2005.

Compared to the previous fiscal year, on the other hand, we forecast improvement both of sales and income. We believe the fluctuations of market demand and exchange rate will be able to be managed by implementing business strategies, such as the continuous and effective introduction of new products in Japan and overseas.

Our performance forecast for fiscal 2006 is as follows:
Exchange Rate Assumptions for the full year ending March 31, 2006
US$ 1  =  Yen 105.65  (Yen 107.58 in previous fiscal year)
EURO 1 =  Yen 131.39  (Yen 135.25 in previous fiscal year)

                                                               (Billions of yen)
--------------------------------------------------------------------------------
                             Year ending       Year ended
                            March 31, 2006   March 31, 2005   Change
                              (Forecast)       (Results)
--------------------------------------------------------------------------------
  Domestic sales                     999.7            972.9      2.7%
  Overseas sales                     886.3            841.1      5.4%
Net sales                          1,886.0          1,814.1      4.0%
Gross profit                         800.0            754.5      6.0%
Operating income                     160.0            135.5     18.1%
Income before income taxes           160.0            135.3     18.2%
Net income                            97.0             83.1     16.7%
--------------------------------------------------------------------------------

* Ricoh bases the forecast estimates for the year ending March 31, 2006 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.

                                        4
$$/BREAK/$$END

RICOH COMPANY, LTD. AND CONSOLIDATED SUBSIDIARIES
FINANCIAL HIGHLIGHTS FOR THE FIRST QUARTER ENDED JUNE 30, 2005 (U.S. GAAP FINANCIAL INFORMATION)

1. ITEMS RELATING TO FIRST QUARTER FINANCIAL STATEMENTS
(1) No change in accounting method has been made.
(2) No change relating to the scale of consolidation and the application of the equity method has been made.

2. RESULTS FOR THE PERIOD FROM APRIL 1, 2005 TO JUNE 30, 2005

(1) Operating Results                                                                              (Millions of yen)
--------------------------------------------------------------------------------------------------------------------
                                                        Three months ended     Three months ended       Year ended
                                                           June 30, 2005         June 30, 2004        March 31, 2005
--------------------------------------------------------------------------------------------------------------------
Net sales                                                           452,982               436,550          1,814,108
    (% change from the previous corresponding period)                   3.8                  -0.2                1.9
Operating income                                                     37,282                39,387            135,506
    (% change from the previous corresponding period)                  -5.3                   2.3               -9.7
Income before income taxes                                           38,095                41,319            135,383
    (% change from the previous corresponding period)                  -7.8                  10.7               -5.4
Net income                                                           23,723                24,894             83,143
    (% change from the previous corresponding period)                  -4.7                  11.4               -9.4
Net income per share-basic (yen)                                      32.32                 33.69             112.64
Net income per share-diluted (yen)                                        -                     -                  -
--------------------------------------------------------------------------------------------------------------------

(2) Financial Position                                                                             (Millions of yen)
--------------------------------------------------------------------------------------------------------------------
                                                           June 30, 2005         June 30, 2004        March 31, 2005
--------------------------------------------------------------------------------------------------------------------
Total assets                                                      1,899,986             1,855,745          1,953,669
Shareholders' equity                                                879,665               812,915            862,998
Equity ratio (%)                                                       46.3                  43.8               44.2
Equity per share (yen)                                             1,198.48              1,100.24           1,175.67
--------------------------------------------------------------------------------------------------------------------

Cash Flows                                                                                         (Millions of yen)
--------------------------------------------------------------------------------------------------------------------
                                                        Three months ended     Three months ended       Year ended
                                                           June 30, 2005         June 30, 2004        March 31, 2005
--------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities                                 48,350                42,268            132,780
Cash flows from investing activities                                -36,038               -10,899            -96,198
Cash flows from financing activities                                -52,430               -21,294            -56,439
Cash and cash equivalents at end of period                          144,617               215,467            186,857
--------------------------------------------------------------------------------------------------------------------

3. FORECAST OF OPERATING RESULTS FROM APRIL 1, 2005 TO MARCH 31, 2006
                                                                                                    (Millions of yen)
--------------------------------------------------------------------------------------------------------------------
                                                                                Half year ending        Year ending
                                                                               September 30, 2005     March 31, 2006
--------------------------------------------------------------------------------------------------------------------
Net sales                                                                                 918,000          1,886,000
Operating income                                                                           70,800            160,000
Income before income taxes                                                                 71,300            160,000
Net income                                                                                 43,000             97,000
--------------------------------------------------------------------------------------------------------------------

Note: Net income per share (Consolidated) Yen 132.16

In accordance with Japanese regulations, Ricoh has issued forecast for its financial results for the fiscal year ending March 31, 2006. These forecast are forward-looking statements based on a number of assumptions and beliefs in light of the information.

                                        5
$$/BREAK/$$END

CONSOLIDATED PERFORMANCE
1. CONSOLIDATED STATEMENTS OF INCOME

                                                                                          (Millions of yen)
-----------------------------------------------------------------------------------------------------------
                                                 Three months ended   Three months ended
                                                    June 30, 2005        June 30, 2004       Change      %
-----------------------------------------------------------------------------------------------------------
Net sales                                                   452,982              436,550     16,432     3.8
Cost of sales                                               258,260              247,379     10,881     4.4
    Percentage of net sales (%)                                57.0                 56.7
Gross Profit                                                194,722              189,171      5,551     2.9
    Percentage of net sales (%)                                43.0                 43.3
Selling, general and administrative expenses                157,440              149,784      7,656     5.1
    Percentage of net sales (%)                                34.8                 34.3
Operating income                                             37,282               39,387     -2,105    -5.3
    Percentage of net sales (%)                                 8.2                  9.0
Other (income) expense
  Interest and dividend income                                  685                  603         82    13.6
    Percentage of net sales (%)                                 0.2                  0.1
  Interest expense                                            1,009                1,230       -221   -18.0
    Percentage of net sales (%)                                 0.2                  0.3
  Other, net                                                 -1,137               -2,559      1,422   -55.6
    Percentage of net sales (%)                                -0.2                 -0.7
Income before income taxes,
  equity income and minority interests                       38,095               41,319     -3,224    -7.8
    Percentage of net sales (%)                                 8.4                  9.5
Provision for income taxes                                   13,509               15,919     -2,410   -15.1
    Percentage of net sales (%)                                 3.0                  3.6
Minority interests in earnings of subsidiaries                1,226                1,118        108     9.7
    Percentage of net sales (%)                                 0.3                  0.3
Equity in earnings of affiliates                                363                  612       -249   -40.7
    Percentage of net sales (%)                                 0.1                  0.1
Net income                                                   23,723               24,894     -1,171    -4.7
    Percentage of net sales (%)                                 5.2                  5.7
-----------------------------------------------------------------------------------------------------------
             Reference : Exchange rate
                       US$ 1                             Yen 107.60           Yen 109.65
                       EURO 1                            Yen 135.55           Yen 132.17

2-1. CONSOLIDATED SALES BY PRODUCT CATEGORY

                                                                                          (Millions of yen)
-----------------------------------------------------------------------------------------------------------
                                                 Three months ended   Three months ended
                                                    June 30, 2005        June 30, 2004       Change      %
-----------------------------------------------------------------------------------------------------------
[Office Solution Business]
  Imaging Solution Business                                 349,487              324,494     24,993     7.7
    Percentage of net sales (%)                                77.2                 74.3
  Network System Solution Business                           38,586               43,251     -4,665   -10.8
    Percentage of net sales (%)                                 8.5                  9.9
Office Solution Business Total                              388,073              367,745     20,328     5.5
    Percentage of net sales (%)                                85.7                 84.2
-----------------------------------------------------------------------------------------------------------
[Industry Business]
Industry Business                                            26,078               29,583     -3,505   -11.8
    Percentage of net sales (%)                                 5.8                  6.8
-----------------------------------------------------------------------------------------------------------
[Other Business]
Other Business                                               38,831               39,222       -391    -1.0
    Percentage of net sales (%)                                 8.5                  9.0
-----------------------------------------------------------------------------------------------------------
Grand Total                                                 452,982              436,550     16,432     3.8
    Percentage of net sales (%)                               100.0                100.0
-----------------------------------------------------------------------------------------------------------

Note: Effective from this financial period, our business segment is changed into three categories such as "Office Solution", "Industry" and "Other". Accordingly, information for the previous corresponding period has been reclassified to conform with the current classification.

Each category includes the following product line:
Imaging Solution Business          Digital PPCs, color PPCs, digital
                                    duplicators, facsimile machines, analog
                                    PPCs, diazo copiers,  scanners,
                                    MFPs(multifunctional printers), laser
                                    printers and software

Network System Solution Business   Personal computers, PC servers, network
                                    systems and network related software
Industry Business                  Thermal media, optical equipments,
                                    semiconductors, electronic component and
                                    measuring equipments
Other Business                     Optical discs and digital camera

2-2. CONSOLIDATED SALES BY GEOGRAPHIC AREA

                                                                                          (Millions of yen)
-----------------------------------------------------------------------------------------------------------
                                                 Three months ended   Three months ended     Change      %
                                                    June 30, 2005        June 30, 2004
-----------------------------------------------------------------------------------------------------------
[Domestic]                                                  233,991              233,312        679     0.3
    Percentage of net sales (%)                                51.7                 53.4
[Overseas]                                                  218,991              203,238     15,753     7.8
    Percentage of net sales (%)                                48.3                 46.6
      The Americas                                           87,156               78,401      8,755    11.2
        Percentage of net sales (%)                            19.2                 18.0
      Europe                                                104,479              100,323      4,156     4.1
        Percentage of net sales (%)                            23.1                 23.0
      Other                                                  27,356               24,514      2,842    11.6
        Percentage of net sales (%)                             6.0                  5.6
Grand Total                                                 452,982              436,550     16,432     3.8
    Percentage of net sales (%)                               100.0                100.0
-----------------------------------------------------------------------------------------------------------

                                        6
$$/BREAK/$$END

3. CONSOLIDATED BALANCE SHEETS

Assets                                                                          (Millions of yen)
-------------------------------------------------------------------------------------------------
                                                       June 30, 2005    March 31, 2005     Change
-------------------------------------------------------------------------------------------------
Current Assets
    Cash and time deposits                                   146,312           188,311    -41,999
    Trade receivables                                        589,987           620,568    -30,581
    Marketable securities                                        132               138         -6
    Inventories                                              170,526           167,365      3,161
    Other current assets                                      53,790            53,365        425
Total Current Assets                                         960,747         1,029,747    -69,000
Fixed Assets
    Tangible fixed assets                                    262,204           247,410     14,794
    Finance receivables                                      395,273           391,947      3,326
    Other Investments                                        281,762           284,565     -2,803
Total Fixed Assets                                           939,239           923,922     15,317
-------------------------------------------------------------------------------------------------
Total Assets                                               1,899,986         1,953,669    -53,683
-------------------------------------------------------------------------------------------------
Note:
Contents of cash and time deposits:
    Cash and cash equivalents                                144,617           186,857
    Time deposits                                              1,695             1,454

Liabilities and Shareholders' Investment                                        (Millions of yen)
-------------------------------------------------------------------------------------------------
                                                       June 30, 2005    March 31, 2005    Change
-------------------------------------------------------------------------------------------------
Current Liabilities
    Trade payables                                           302,147           336,499    -34,352
    Short-term borrowings                                    158,956           183,518    -24,562
    Other current liabilities                                158,991           151,497      7,494
Total Current Liabilities                                    620,094           671,514    -51,420
Fixed Liabilities
    Long-term indebtedness                                   207,499           226,567    -19,068
    Accrued pension and severance costs                       93,576            92,672        904
    Other fixed liabilities                                   46,974            48,767     -1,793
Total Fixed Liabilities                                      348,049           368,006    -19,957
-------------------------------------------------------------------------------------------------
Total Liabilities                                            968,143         1,039,520    -71,377
-------------------------------------------------------------------------------------------------
Minority Interest                                             52,178            51,151      1,027
-------------------------------------------------------------------------------------------------
Shareholders' Investment
    Common stock                                             135,364           135,364          -
    Additional paid-in capital                               186,548           186,551         -3
    Retained earnings                                        600,890           584,515     16,375
    Accumulated other comprehensive income (loss)            -21,597           -21,963        366
    Treasury stock                                           -21,540           -21,469        -71
Total Shareholders' Investment                               879,665           862,998     16,667
-------------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Investment             1,899,986         1,953,669    -53,683
-------------------------------------------------------------------------------------------------
Note: Other comprehensive income;
    Net unrealized holding gains on available-for-sale
     securities                                                5,007             4,791        216
    Pension liability adjustments                            -14,773           -14,652       -121
    Net unrealized gains (losses) on derivative
     instruments                                                 122               117          5
    Cumulative translation adjustments                       -11,953           -12,219        266

                   Reference: Exchange rate            June 30, 2005    March 31, 2005
                             US$ 1                        Yen 110.62        Yen 107.39
                            EURO 1                        Yen 133.63        Yen 138.87

                                        7
$$/BREAK/$$END

4. CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                 (Millions of yen)
------------------------------------------------------------------------------------------------------------------
                                                                            Three months ended  Three months ended
                                                                               June 30, 2005       June 30, 2004
------------------------------------------------------------------------------------------------------------------
I. Cash Flows from Operating Activities:
  1. Net income                                                                         23,723              24,894
  2. Adjustments to reconcile net income to net cash
    provided by operating activities--
      Depreciation and amortization                                                     19,632              18,790
      Equity in earnings of affiliates, net of dividends received                          113                -158
      Deferred income taxes                                                                653               2,771
      Loss on disposals and sales of tangible fixed assets                                 405                  17
      Changes in assets and liabilities--
        Decrease in trade receivables                                                   32,314              23,735
        Increase in inventories                                                         -2,209              -7,841
        Increase in finance receivables                                                 -6,166             -13,546
        Decrease in trade payables                                                     -32,329             -11,390
        Increase in accrued income taxes and
          accrued expenses and other                                                     7,241               3,074
        Increase (Decrease) accrued pension and severance costs                            883                -429
      Other, net                                                                         4,090               2,351
------------------------------------------------------------------------------------------------------------------
  Net cash provided by operating activities                                             48,350              42,268
------------------------------------------------------------------------------------------------------------------
II. Cash Flows from Investing Activities:
  1. Proceeds from sales of property, plant and equipment                                   21                 535
  2. Expenditures for tangible fixed assets                                            -34,720             -18,647
  3. Payments for purchases of available-for-sale securities                           -36,105                -137
  4. Proceeds from sales of available-for-sale securities                               36,542                   5
  5. Increase in time deposits                                                            -196              -1,182
  6. Other, net                                                                         -1,580               8,527
------------------------------------------------------------------------------------------------------------------
  Net cash used in investing activities                                                -36,038             -10,899
------------------------------------------------------------------------------------------------------------------
III. Cash Flows from Financing Activities:
  1. Proceeds from long-term indebtedness                                               13,366              14,734
  2. Repayment of long-term indebtedness                                               -20,420             -18,929
  3. Increase (Decrease) in short-term borrowings, net                                   3,308                -342
  4. Proceeds from issuance of long-term debt securities                                    --               1,000
  5. Repayment of long-term debt securities                                            -41,000             -10,000
  6. Dividends paid                                                                     -7,348              -7,405
  7. Payment for purchase of treasury stock                                               -100                 -98
  8. Other, net                                                                           -236                -254
------------------------------------------------------------------------------------------------------------------
  Net cash used in financing activities                                                -52,430             -21,294
------------------------------------------------------------------------------------------------------------------
IV. Effect of Exchange Rate Changes on Cash and Cash Equivalents                        -2,122                -122
------------------------------------------------------------------------------------------------------------------
V. Net Increase (Decrease) in Cash and Cash Equivalents                                -42,240               9,953
------------------------------------------------------------------------------------------------------------------
VI. Cash and Cash Equivalents at Beginning of Year                                     186,857             203,039
VII. Adjustment for Change in Fiscal Year End of Consolidated Subsidiaries                  --               2,475
------------------------------------------------------------------------------------------------------------------
VIII. Cash and Cash Equivalents at End of Period                                       144,617             215,467
------------------------------------------------------------------------------------------------------------------

                                        8
$$/BREAK/$$END

5. SEGMENT INFORMATION
(1) Industry Segment Information

                                                                                                   (Millions of yen)
--------------------------------------------------------------------------------------------------------------------
                                                         Three months ended   Three months ended
                                                            June 30, 2005       June 30, 2004        Change       %
--------------------------------------------------------------------------------------------------------------------
OFFICE SOLUTION BUSINESS:
  Net sales:
      Unaffiliated customers                                        388,073              367,745     20,328      5.5
      Intersegment                                                        -                    -          -        -
      Total                                                         388,073              367,745     20,328      5.5
--------------------------------------------------------------------------------------------------------------------
  Operating expenses                                                339,394              318,210     21,184      6.7
--------------------------------------------------------------------------------------------------------------------
  Operating income                                                   48,679               49,535       -856     -1.7
        Operating income on sales in Office Solution Business (%)      12.5                 13.5
--------------------------------------------------------------------------------------------------------------------
INDUSTRY BUSINESS:
  Net sales:
      Unaffiliated customers                                         26,078               29,583     -3,505    -11.8
      Intersegment                                                      586                  668        -82    -12.3
      Total                                                          26,664               30,251     -3,587    -11.9
--------------------------------------------------------------------------------------------------------------------
  Operating expenses                                                 27,188               29,220     -2,032     -7.0
--------------------------------------------------------------------------------------------------------------------
  Operating income                                                     -524                1,031     -1,555        -
        Operating income on sales in Industry Business (%)             -2.0                  3.4
--------------------------------------------------------------------------------------------------------------------
OTHER BUSINESS:
  Net sales:
      Unaffiliated customers                                         38,831               39,222       -391     -1.0
      Intersegment                                                        -                    -          -        -
      Total                                                          38,831               39,222       -391     -1.0
--------------------------------------------------------------------------------------------------------------------
  Operating expenses                                                 37,873               38,591       -718     -1.9
--------------------------------------------------------------------------------------------------------------------
  Operating income                                                      958                  631        327     51.8
        Operating income on sales in Other Business (%)                 2.5                  1.6
--------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
  Net sales:
      Intersegment                                                     -586                 -668         82        -
      Total                                                            -586                 -668         82        -
--------------------------------------------------------------------------------------------------------------------
  Operating expenses:
      Intersegment                                                     -594                 -678         84        -
      Corporate                                                      11,839               11,820         19        -
      Total                                                          11,245               11,142        103        -
--------------------------------------------------------------------------------------------------------------------
  Operating income                                                  -11,831              -11,810        -21        -
--------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
  Net sales:
      Unaffiliated customers                                        452,982              436,550     16,432      3.8
      Intersegment                                                        -                    -          -        -
      Total                                                         452,982              436,550     16,432      3.8
--------------------------------------------------------------------------------------------------------------------
  Operating expenses                                                415,700              397,163     18,537      4.7
--------------------------------------------------------------------------------------------------------------------
  Operating income                                                   37,282               39,387     -2,105     -5.3
        Operating income on consolidated net sales (%)                  8.2                  9.0
--------------------------------------------------------------------------------------------------------------------

Note: Effective from this financial period, our business segment is changed into three categories such as "Office Solution", "Industry" and "Other". Accordingly, information for the previous corresponding period has been reclassified to conform with the current classification.

                                        9
$$/BREAK/$$END

(2) Geographic Segment Information

                                                                                                   (Millions of yen)
--------------------------------------------------------------------------------------------------------------------
                                                         Three months ended   Three months ended
                                                            June 30, 2005        June 30, 2004       Change       %
--------------------------------------------------------------------------------------------------------------------
JAPAN:
  Net sales:
      External customers                                            241,524             239,663       1,861      0.8
      Intersegment                                                  104,986              96,410       8,576      8.9
      Total                                                         346,510             336,073      10,437      3.1
--------------------------------------------------------------------------------------------------------------------
  Operating expenses                                                317,403             304,421      12,982      4.3
--------------------------------------------------------------------------------------------------------------------
  Operating income                                                   29,107              31,652      -2,545     -8.0
        Operating income on sales in Japan (%)                          8.4                 9.4
--------------------------------------------------------------------------------------------------------------------
THE AMERICAS:
  Net sales:
      External customers                                             86,298              76,632       9,666     12.6
      Intersegment                                                    1,308               1,295          13      1.0
      Total                                                          87,606              77,927       9,679     12.4
--------------------------------------------------------------------------------------------------------------------
  Operating expenses                                                 86,282              76,053      10,229     13.4
--------------------------------------------------------------------------------------------------------------------
  Operating income                                                    1,324               1,874        -550    -29.3
        Operating income on sales in the Americas (%)                   1.5                 2.4
--------------------------------------------------------------------------------------------------------------------
EUROPE:
  Net sales:
      External customers                                            103,476             100,626       2,850      2.8
      Intersegment                                                    1,120                 941         179     19.0
      Total                                                         104,596             101,567       3,029      3.0
--------------------------------------------------------------------------------------------------------------------
  Operating expenses                                                 98,698              95,414       3,284      3.4
--------------------------------------------------------------------------------------------------------------------
  Operating income                                                    5,898               6,153        -255     -4.1
        Operating income on sales in Europe (%)                         5.6                 6.1
--------------------------------------------------------------------------------------------------------------------
OTHER:
  Net sales:
      External customers                                             21,684              19,629       2,055     10.5
      Intersegment                                                   23,627              21,010       2,617     12.5
      Total                                                          45,311              40,639       4,672     11.5
--------------------------------------------------------------------------------------------------------------------
  Operating expenses                                                 42,126              38,239       3,887     10.2
--------------------------------------------------------------------------------------------------------------------
  Operating income                                                    3,185               2,400         785     32.7
        Operating income on sales in Other (%)                          7.0                 5.9
--------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
  Net sales:
      Intersegment                                                 -131,041            -119,656     -11,385        -
      Total                                                        -131,041            -119,656     -11,385        -
--------------------------------------------------------------------------------------------------------------------
  Operating expenses                                               -128,809            -116,964     -11,845        -
--------------------------------------------------------------------------------------------------------------------
  Operating income                                                   -2,232              -2,692         460        -
--------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
  Net sales:
      External customers                                            452,982             436,550      16,432      3.8
      Intersegment                                                        -                   -           -        -
      Total                                                         452,982             436,550      16,432      3.8
--------------------------------------------------------------------------------------------------------------------
  Operating expenses                                                415,700             397,163      18,537      4.7
--------------------------------------------------------------------------------------------------------------------
  Operating income                                                   37,282              39,387      -2,105     -5.3
        Operating income on consolidated net sales (%)                  8.2                 9.0
--------------------------------------------------------------------------------------------------------------------

                                       10
$$/BREAK/SECTION=A/ELEMENT=1
/NOPRE/NOPOST/NOFOLIO/$$END

-APPENDIX- (Three months ended June 30, 2005)

1. CONSOLIDATED SALES BY PRODUCT CATEGORY

                                                                                                       (Millions of yen)
------------------------------------------------------------------------------------------------------------------------
                                     Three months ended  Three months ended                     Change excluding
                                        June 30, 2005      June 30, 2004       Change      %    exchange impact       %
------------------------------------------------------------------------------------------------------------------------
[Office Solution Business]
  Imaging Solution Business                     349,487             324,494    24,993     7.7             24,043     7.4
    Percentage of net sales (%)                    77.2                74.3
       Domestic                                 149,622             139,352    10,270     7.4             10,270     7.4
       Overseas                                 199,865             185,142    14,723     8.0             13,773     7.4
  Network System Solution Business               38,586              43,251    -4,665   -10.8             -4,687   -10.8
    Percentage of net sales (%)                     8.5                 9.9
       Domestic                                  36,599              41,839    -5,240   -12.5             -5,240   -12.5
       Overseas                                   1,987               1,412       575    40.7                553    39.2
Office Solution Business Total                  388,073             367,745    20,328     5.5             19,356     5.3
    Percentage of net sales (%)                    85.7                84.2
  Domestic                                      186,221             181,191     5,030     2.8              5,030     2.8
  Overseas                                      201,852             186,554    15,298     8.2             14,326     7.7
      The Americas                               82,966              74,145     8,821    11.9             10,404    14.0
      Europe                                     98,671              93,979     4,692     5.0              2,353     2.5
      Other                                      20,215              18,430     1,785     9.7              1,569     8.5
------------------------------------------------------------------------------------------------------------------------
[Industry Business]
Industry Business                                26,078              29,583    -3,505   -11.8             -3,526   -11.9
    Percentage of net sales (%)                     5.8                 6.8
  Domestic                                       15,858              20,278    -4,420   -21.8             -4,420   -21.8
  Overseas                                       10,220               9,305       915     9.8                894     9.6
      The Americas                                3,139               2,342       797    34.0                857    36.6
      Europe                                      3,945               3,549       396    11.2                305     8.6
      Other                                       3,136               3,414      -278    -8.1               -268    -7.9
------------------------------------------------------------------------------------------------------------------------
[Other Business]
Other Business                                   38,831              39,222      -391    -1.0               -404    -1.0
    Percentage of net sales (%)                     8.5                 9.0
  Domestic                                       31,912              31,843        69     0.2                 69     0.2
  Overseas                                        6,919               7,379      -460    -6.2               -473    -6.4
      The Americas                                1,051               1,914      -863   -45.1               -859   -44.9
      Europe                                      1,863               2,795      -932   -33.3               -965   -34.5
      Other                                       4,005               2,670     1,335    50.0              1,351    50.6
------------------------------------------------------------------------------------------------------------------------
Grand Total                                     452,982             436,550    16,432     3.8             15,426     3.5
    Percentage of net sales (%)                   100.0               100.0
  Domestic                                      233,991             233,312       679     0.3                679     0.3
    Percentage of net sales (%)                    51.7                53.4
  Overseas                                      218,991             203,238    15,753     7.8             14,747     7.3
    Percentage of net sales (%)                    48.3                46.6
      The Americas                               87,156              78,401     8,755    11.2             10,402    13.3
        Percentage of net sales (%)                19.2                18.0
      Europe                                    104,479             100,323     4,156     4.1              1,693     1.7
        Percentage of net sales (%)                23.1                23.0
      Other                                      27,356              24,514     2,842    11.6              2,652    10.8
        Percentage of net sales (%)                 6.0                 5.6
------------------------------------------------------------------------------------------------------------------------
             Reference: Exchange rate
                      US$ 1                  Yen 107.60          Yen 109.65     Yen -2.05
                      EURO 1                 Yen 135.55          Yen 132.17     Yen  3.38

Each category includes the following product line:
Imaging Solution Business          Digital PPCs, color PPCs, digital
                                    duplicators, facsimile machines, analog
                                    PPCs, diazo copiers, scanners,
                                    MFPs(multifunctional printers), laser
                                    printers and software
Network System Solution Business   Personal computers, PC servers, network
                                    systems and network related software
Industry Business                  Thermal media, optical equipments,
                                    semiconductors, electronic component and
                                    measuring equipments
Other Business                     Optical discs and digital camera

                                       A1
$$/BREAK/$$END

2. CONSOLIDATED SALES BY PREVIOUS PRODUCT CATEGORY (FOR REFERENCE)

                                                                                                      (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------
                                    Three months ended  Three months ended                     Change excluding
                                       June 30, 2005      June 30, 2004       Change     %     exchange impact      %
-----------------------------------------------------------------------------------------------------------------------
[Office Equipment]
Imaging Solutions:
  Digital Imaging Systems                      140,270             139,383       887     0.6                867     0.6
    Percentage of net sales (%)                   31.0                31.9
       Domestic                                 56,811              59,106    -2,295    -3.9             -2,295    -3.9
       Overseas                                 83,459              80,277     3,182     4.0              3,162     3.9
  Other Imaging Systems                         39,498              42,246    -2,748    -6.5             -2,913    -6.9
    Percentage of net sales (%)                    8.7                 9.7
       Domestic                                 15,441              15,995      -554    -3.5               -554    -3.5
       Overseas                                 24,057              26,251    -2,194    -8.4             -2,359    -9.0
Total Imaging Solutions                        179,768             181,629    -1,861    -1.0             -2,046    -1.1
    Percentage of net sales (%)                   39.7                41.6
  Domestic                                      72,252              75,101    -2,849    -3.8             -2,849    -3.8
  Overseas                                     107,516             106,528       988     0.9                803     0.8
-----------------------------------------------------------------------------------------------------------------------
Network Input/Output Systems:
  Printing Systems                             180,221             151,970    28,251    18.6             27,468    18.1
    Percentage of net sales (%)                   39.8                34.8
       Domestic                                 80,062              66,715    13,347    20.0             13,347    20.0
       Overseas                                100,159              85,255    14,904    17.5             14,121    16.6
  Other Input/Output Systems                     3,209               5,385    -2,176   -40.4             -2,182   -40.5
    Percentage of net sales (%)                    0.7                 1.2
       Domestic                                    727                 939      -212   -22.6               -212   -22.6
       Overseas                                  2,482               4,446    -1,964   -44.2             -1,970   -44.3
Total Network Input/Output Systems             183,430             157,355    26,075    16.6             25,286    16.1
    Percentage of net sales (%)                   40.5                36.0
  Domestic                                      80,789              67,654    13,135    19.4             13,135    19.4
  Overseas                                     102,641              89,701    12,940    14.4             12,151    13.5
-----------------------------------------------------------------------------------------------------------------------
Network System Solutions                        40,210              44,989    -4,779   -10.6             -4,801   -10.7
    Percentage of net sales (%)                    8.9                10.4
  Domestic                                      38,223              43,577    -5,354   -12.3             -5,354   -12.3
  Overseas                                       1,987               1,412       575    40.7                553    39.2
-----------------------------------------------------------------------------------------------------------------------
Office Equipment Total                         403,408             383,973    19,435     5.1             18,439     4.8
    Percentage of net sales (%)                   89.1                88.0
  Domestic                                     191,264             186,332     4,932     2.6              4,932     2.6
  Overseas                                     212,144             197,641    14,503     7.3             13,507     6.8
      The Americas                              86,960              78,225     8,735    11.2             10,378    13.3
      Europe                                   102,971              99,511     3,460     3.5              1,028     1.0
      Other                                     22,213              19,905     2,308    11.6              2,101    10.6
-----------------------------------------------------------------------------------------------------------------------
[Other Business]
Other Business                                  49,574              52,577    -3,003    -5.7             -3,013    -5.7
    Percentage of net sales (%)                   10.9                12.0
  Domestic                                      42,727              46,980    -4,253    -9.1             -4,253    -9.1
  Overseas                                       6,847               5,597     1,250    22.3              1,240    22.2
      The Americas                                 196                 176        20    11.4                 24    13.6
      Europe                                     1,508                 812       696    85.7                665    81.9
      Other                                      5,143               4,609       534    11.6                551    12.0
-----------------------------------------------------------------------------------------------------------------------
Grand Total                                    452,982             436,550    16,432     3.8             15,426     3.5
    Percentage of net sales (%)                  100.0               100.0
  Domestic                                     233,991             233,312       679     0.3                679     0.3
    Percentage of net sales (%)                   51.7                53.4
  Overseas                                     218,991             203,238    15,753     7.8             14,747     7.3
    Percentage of net sales (%)                   48.3                46.6
      The Americas                              87,156              78,401     8,755    11.2             10,402    13.3
        Percentage of net sales (%)               19.2                18.0
      Europe                                   104,479             100,323     4,156     4.1              1,693     1.7
        Percentage of net sales (%)               23.1                23.0
      Other                                     27,356              24,514     2,842    11.6              2,652    10.8
        Percentage of net sales (%)                6.0                 5.6
-----------------------------------------------------------------------------------------------------------------------
             Reference: Exchange rate
                      US$ 1                 Yen 107.60          Yen 109.65     Yen -2.05
                      EURO 1                Yen 135.55          Yen 132.17     Yen  3.38

Each category includes the following product line:
Digital Imaging Systems            Digital PPCs, color PPCs, digital duplicators
                                    and facsimile machines
Other Imaging Systems              Analog PPCs, diazo copiers, and thermal paper
Printing Systems                   MFPs(multifunctional printers), laser
                                    printers and software
Other Input/Output Systems         Optical discs and system scanners
Network System Solutions           Personal computers, PC servers, network
                                    systems and network related software
Other Business                     Optical equipments, metering equipments and
                                    semiconductors

                                       A2
$$/BREAK/$$END

3. FORECAST OF CONSOLIDATED PERFORMANCE

                                                                                                                   (Billions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                           Three months ended          Three months ending          Half year ending           Year ending
                              June 30, 2005    Change     Sept. 30, 2005    Change   Sept. 30, 2005    Change  Mar. 31, 2006  Change
                                 Results         %           Forecast          %        Forecast          %       Forecast      %
------------------------------------------------------------------------------------------------------------------------------------
Net sales                               452.9     3.8                465.0     5.8             918.0      4.8    1,886.0         4.0
Gross profit                            194.7     2.9                192.6    10.3             387.4      6.5      800.0         6.0
Operating income                         37.2    -5.3                 33.5    82.5              70.8     22.6      160.0        18.1
Income before income taxes               38.0    -7.8                 33.2    77.1              71.3     18.7      160.0        18.2
Net income                               23.7    -4.7                 19.2    76.4              43.0     20.0       97.0        16.7
------------------------------------------------------------------------------------------------------------------------------------
Net income per share (yen)              32.32       -                26.26       -             58.58        -     132.16           -
------------------------------------------------------------------------------------------------------------------------------------
Capital expenditures                     34.7       -                 23.7       -              58.5        -      114.0           -
Depreciation for tangible
 fixed assets                            15.6       -                 17.3       -              33.0        -       69.0           -
R&D expenditures                         25.5       -                 29.9       -              55.5        -      116.0           -
------------------------------------------------------------------------------------------------------------------------------------
Exchange rate (Yen/US$)                107.60       -               105.00       -            106.30        -     105.65           -
Exchange rate (Yen/EURO)               135.55       -               130.00       -            132.78        -     131.39           -
------------------------------------------------------------------------------------------------------------------------------------

4. FORECAST OF CONSOLIDATED SALES BY PRODUCT CATEGORY

                                                                                                         (Billions of yen)
--------------------------------------------------------------------------------------------------------------------------
                                      Half year ending September 30, 2005                 Year ending March 31, 2006
                                      -----------------------------------                 --------------------------
                                               Change                Change                   Change                Change
                                     Forecast     %     Forecast(*)    %            Forecast     %     Forecast(*)    %
--------------------------------------------------------------------------------------------------------------------------
[Office Solution Business]
  Imaging Solution Business             694.6     8.7       701.0       9.7          1,410.9     5.9     1,429.2       7.3
       Domestic                         293.6     9.6       293.6       9.6            600.0     6.4       600.0       6.4
       Overseas                         401.0     8.0       407.4       9.7            810.8     5.6       829.2       8.0
  Network System Solution
   Business                              90.9    -4.9        90.9      -4.9            201.7     1.3       201.7       1.3
       Domestic                          86.9    -6.2        86.9      -6.2            193.4     0.6       193.4       0.6
       Overseas                           3.9    36.4         3.9      35.6              8.2    21.4         8.2      21.2
Office Solution Business
 Total                                  785.6     6.9       791.9       7.8          1,612.7     5.3     1,631.0       6.5
  Domestic                              380.5     5.6       380.5       5.6            793.5     4.9       793.5       4.9
  Overseas                              405.0     8.2       411.3       9.9            819.1     5.7       837.4       8.1
      The Americas                      170.0    10.6       175.6      14.3            338.7     8.5       344.9      10.5
      Europe                            189.4     4.4       190.1       4.8            391.5     1.5       403.3       4.6
      Other                              45.5    16.7        45.5      16.9             88.8    15.2        89.1      15.7
--------------------------------------------------------------------------------------------------------------------------
[Industry Business]
Industry Business                        56.4    -4.0        56.5      -3.7            116.1    -2.7       116.7      -2.2
  Domestic                               36.4    -8.1        36.4      -8.1             76.4    -5.4        76.4      -5.4
  Overseas                               19.9     4.5        20.0       5.5             39.7     3.0        40.2       4.5
      The Americas                        5.8    14.1         5.9      17.3             11.8    17.1        11.9      18.7
      Europe                              7.5     4.6         7.5       4.7             14.5    -5.2        14.9      -2.5
      Other                               6.5    -2.8         6.5      -2.7             13.3     1.6        13.3       1.7
--------------------------------------------------------------------------------------------------------------------------
[Other Business]
Other Business                           75.9    -8.0        76.1      -7.8            157.0    -3.8       157.7      -3.4
  Domestic                               63.3    -8.3        63.3      -8.3            129.6    -4.4       129.6      -4.4
  Overseas                               12.6    -6.9        12.8      -5.6             27.4    -0.6        28.1       1.9
      The Americas                        1.6   -33.6         1.6     -33.5              1.8   -43.9         1.8     -43.9
      Europe                              3.4   -19.4         3.4     -20.2              8.7    11.2         9.0      15.1
      Other                               7.5    10.9         7.7      13.9             16.8     2.4        17.2       4.8
--------------------------------------------------------------------------------------------------------------------------
Grand Total                             918.0     4.8       924.6       5.6          1,886.0     4.0     1,905.6       5.0
  Domestic                              480.4     2.4       480.4       2.4            999.7     2.7       999.7       2.7
  Overseas                              437.6     7.6       444.2       9.2            886.3     5.4       905.9       7.7
      The Americas                      177.5    10.1       183.3      13.6            352.4     8.2       358.7      10.2
      Europe                            200.4     3.9       201.1       4.2            414.8     1.5       427.3       4.5
      Other                              59.5    13.4        59.8      14.0            118.9    11.6       119.7      12.3
--------------------------------------------------------------------------------------------------------------------------

* Excluding foreign exchange impact

Each category includes the following product line:
Imaging Solution Business          Digital PPCs, color PPCs, digital
                                    duplicators, facsimile machines, analog
                                    PPCs, diazo copiers, scanners,
                                    MFPs(multifunctional printers), laser
                                    printers and software
Network System Solution Business   Personal computers, PC servers, network
                                    systems and network related software
Industry Business                  Thermal media, optical equipments,
                                    semiconductors, electronic component and
                                    measuring equipments
Other Business                     Optical discs and digital camera

                                       A3